UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Z Holdings Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

0000946283

(CUSIP Number)

Thomas DeNunzio

Moorpark Limited, LLC

780 Reservoir Avenue, #123, Cranston, RI 02910

(401) 641-0405

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98877T100	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moorpark Limited, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Rhode Island

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 80,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 80,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 98877T100	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scot Scheer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Rhode Island

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 80,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 80,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98877T100	13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lisa DeNunzio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Rhode Island

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 80,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 80,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98877T100	13D	Page 5 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas DeNunzio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Rhode Island

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 80,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 80,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

The class of security to which this statement relates is Class A common stock, par value $.000006 per share (the “Class A Common Stock”) of Z Holdings Group, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 780 Reservoir Avenue, #123, Cranston, RI 02910.

Item 2.  Identity and Background.

(a) This statement is filed by:

(i) Moorpark Limited, LLC, a Rhode Island limited liability company with respect to the Class A Common Stock directly and beneficially owned by it until disposed of on September 5, 2014;

(ii) Scot Scheer, as managing member of Moorpark Limited, LLC with respect to the Class A Common Stock indirectly and beneficially owned by him until disposed of on September 5, 2014;

(iii) Lisa DeNunzio as member of Moorpark Limited, LLC with respect to the Class A Common Stock indirectly and beneficially owned by her until August 25, 2014;

(iv) Thomas DeNunzio as member of Moorpark Limited, LLC with respect to the Class A Common Stock indirectly and beneficially owned by him on August 25, 2014 until disposed of on September 5, 2014.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of the Reporting Persons is 780 Reservoir Avenue, #123, Cranston, RI 02910.

(c) Moorpark Limited, LLC is principally engaged in the business of a holding company. Mr. Scheer is the managing member of Moorpark. Ms. DeNunzio was a member of Moorpark Limited, LLC until August 25, 2014. Mr. Scheer and Ms. DeNunzio controlled Moorpark through a 50/50 partnership agreement until August 25, 2014 whereas Ms. DeNunzio transferred her interest in Moorpark to her husband Thomas DeNunzio.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, has been party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Moorpark Limited, LLC is organized under the laws of the State of Rhode Island. Mr. Scheer, Mr. DeNunzio, and Ms. DeNunzio are each citizens of the United States of America. Mr. Scheer is the brother-in-law of Mr. DeNunzio. Ms. DeNunzio is the wife of Thomas DeNunzio.

Item 3.  Source or Amount of Funds or Other Consideration.

The Class A Common Stock purchased by Moorpark Limited, LLC was initially purchased with private funds from each member of Moorpark Limited, LLC on April 7, 2009.

Item 4.  Purpose of Transaction.

Moorpark Limited, LLC purchased 80,000,000 shares of the Issuers common stock on April 7, 2009. (See 8K filed on June 11, 2009 which is incorporated herein by reference).

Moorpark Limited, LLC sold Eighty Million Shares (80,000,000) of its Class A restricted common stock representing 100% of its issued and outstanding Class A Common Stock to SeaMorri Financial Partners, LLC on September 5, 2014 for Three Hundred Thousand U.S. Dollars, ($300,000), (See 8K filed on September 9, 2014 which is incorporated herein by reference).

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Class A Common Stock, (“Shares”) owned by each Reporting Person is based upon approximately 99,750,097 shares outstanding as of August 31, 2014.

Moorpark Limited, LLC

(a) As of the close of business on September 5, 2014, Moopark does not own any Class A Common Stock.

As of September 19, 2014, Scot Scheer directly owns approximately 300,000 shares of the Issuer’s Class A Common Stock.

(b) Mr. Scheer has the sole power to vote and dispose.

As of September 19, 2014, Lisa DeNunzio directly owns approximately 100,000 shares of the Issuer’s Class A Common Stock. Ms. DeNunzio has the sole power to vote and dispose.

As of September 19, 2014, Thomas DeNunzio does not own any shares of Issuer’s Class A Common Stock notwithstanding Mr. DeNunzio has agreed to accept 25,000 shares of Class A Common Stock at a future date from SeaMorri Financial, Partners, LLC.

(c) There are no transactions in the securities effected during the past sixty days by any reporting person other than the reported purchase and sale by Moorpark Limited, LLC as set forth in this report.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13 (d)(3) of the Securities Exchange Act of 1934, as amended may be deemed the beneficial owner of the Shares, directly owned by the other Reporting Persons not withstanding any Shares that were purchased under an individual name. Each Reporting Person disclaims ownership of such Shares except to the extent of his or her pecuniary interest therein.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Class A Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 19, 2014 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joing Filing Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships other than as disclosed among the Reporting Persons, or between the the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

99.1 Joint Filing Agreement by and among Moorpark Limited, LLC, Scot Scheer, Lisa DeNunzio and Thomas DeNunzio dated September 19, 2014.

CUSIP No. 0000946283	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2014

/s/ Scot Scheer, as Managing Member Moorpark Limited, LLC

/s/ Scot Scheer Scot Scheer, Individual

/s/ Lisa DeNunzio Lisa DeNunzio, Individual

/s/ Thomas DeNunzio Thomas DeNunzio, Individual